September 10, 2012
Mr. Andrew D. Mew
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Core-Mark Holding Company, Inc. (the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2011 (“Form 10-K”)
Filed March 8, 2012
File No. 0-51515
Dear Mr. Mew:
This letter responds to the comment raised in your letter dated August 13, 2012 regarding your review of the above-referenced Form 10-K. We have repeated your comment below, in italics, followed by our response.
Form 10-K for the fiscal year ended December 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

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Reference is made to Note 14 (Segment Information) on page 73 where you have generated losses before income taxes related to your Canadian operations for the last three fiscal years. In view of the material variability between your domestic and Canadian geographic operating results, please tell us what consideration you gave to including a separate section in the MD&A that clearly and completely discusses these geographic results of operations with qualitative and quantitative reasons for the significant volatility between your domestic and Canadian operations. Refer to guidance in Item 303 of Regulation S-K and SEC Release No. 33-8350.

Response: Consistent with the requirements of Item 303 of Regulation S-K and SEC Release No. 33-8350, we believe our Form 10-K, as filed, includes a comprehensive and transparent MD&A section containing all material information about the Company's business based on the judgment of management. We believe this information allows investors to understand the Company's overall financial condition and operating performance and the significant trends affecting the Company's business.

As of December 31, 2011, we operated 26 distribution centers that support our core wholesale distribution business, the revenues from which are consolidated in our results of operations. These 26 distribution centers are located in strategic geographic areas throughout the United States and Canada in order to efficiently and effectively serve our customers. Of the 26 distribution centers that supported our core wholesale business in 2011, 22 were operated in the United States and four were operated in Canada as we disclosed in Note 4 (Segment Information). While the Canadian operations operated at a slight loss and the domestic operations, in aggregate, generated income, the overall impact of the Canadian pretax loss in 2011 was relatively insignificant to the Company as a whole.

Our management regularly assesses whether there are any material trends and conditions which impact our consolidated operating results and whether such trends and conditions are solely or disproportionately related to our U.S. or Canadian operations, thus requiring separate disclosure in the MD&A. Examples of items we have disclosed in past years specifically relating to our Canadian or U.S. operations include:

The impact of Canadian currency fluctuations on consolidated net sales, net sales of cigarettes and net sales of food/non-food products;

The change in cigarette carton sales period over period in the U.S and Canada including an explanation of the change if material;

The range of both U.S. state and Canadian provincial excise tax rates per pack of cigarettes;

The impact on Consolidated Net Sales and Net Sales of Cigarettes related to the loss of one customer in Canada;

The impact to our Consolidated Net Sales, Net Sales of Cigarettes, Net Sales of Food/Non-Food Products, Operating Expenses, Warehouse and Distribution Expenses and SG&A expenses caused by the addition of a new distribution center(s) in Canada or the U.S.; and

The relative impact of the Canadian operations on our effective tax rate.

In summary, we do not believe providing separate geographic operating results for Canada for each item in MD&A is required nor would it be helpful to investors in understanding the overall operating performance of the Company. However, we agree that disclosing material variations in the Canadian or U.S. operations of particular components in any given quarter would be helpful and will allow investors to better understand and evaluate the performance of our business. In the past we believe management has disclosed material variations or trends that impacted our overall financial results. In future filings we will continue to assess, consider and disclose in our MD&A those items or trends which have a material impact on our overall consolidated financial condition and/or operating performance. To the extent material items or trends affect our operations in Canada and not the US, or vice versa, we will discuss such items and trends in the MD&A section of future filings.

We acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact us at (650) 589-9445 with any follow up questions you may have.
Sincerely,
CORE-MARK HOLDING COMPANY, INC.
by:

/s/ Stacy Loretz-Congdon	/s/ Christopher Miller
Stacy Loretz-Congdon Chief Financial Officer	Christopher Miller Chief Accounting Officer

Cc:    J. Michael Walsh, President and Chief Executive Officer
Craig W. Adas, Partner, Weil, Gotshal & Manges LLP

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